UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13A-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of December 2004

                         Commission File Number: 1-04307

                                HUSKY ENERGY INC.
             (Exact name of registrant as specified in its charter)

              707 8TH AVENUE S.W., CALGARY, ALBERTA, CANADA T2P 1H5
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                    Form 20-F  [_]            Form 40-F  [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes [_]                    No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

On December 14, 2004, Husky Energy Inc. announced a capital expenditure program of Cdn. $2.5 billion for 2005. The press release is attached hereto as Exhibit A.



                                  SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             HUSKY ENERGY INC.


                                             By: /s/ James D. Girgulis
                                                 -------------------------
                                                 James D. Girgulis
                                                 Vice President, Legal &
                                                 Corporate Secretary


Date: December 14, 2004

                                                                       EXHIBIT A


N E W S   R E L E A S E
--------------------------------------------------------------------------------
                                                                  [LOGO OMITTED]

                                Expanding the Horizon

                                                HUSKY ENERGY INC.

--------------------------------------------------------------------------------

                                                           December 14, 2004


For immediate release

     HUSKY ENERGY ANNOUNCES 2005 CAPITAL EXPENDITURE AND PRODUCTION GUIDANCE

CALGARY, ALBERTA - Husky Energy Inc. announced today a capital expenditure program of $2.5 billion for 2005. The program supports continued progress on several major projects, including the White Rose offshore oil project on Canada's East Coast, and the development of upstream assets in Western Canada and offshore China.

"Our capital expenditure program reflects Husky's long-term vision and its strong financial position," said Mr. John C.S. Lau, President and Chief Executive Officer, Husky Energy Inc. "The next 12 months will be important in that we anticipate the successful completion of the White Rose offshore project. We will also be continuing construction of the Tucker oil sands project and a new 130-million litre per year ethanol facility in Lloydminster."

                                        Guidance       Forecast       Guidance
   ($millions)                              2004           2004           2005
                                        --------       --------       --------
   Upstream
      Western Canada                      $  955         $1,190         $1,130
      Western Canada Exploration             150            165            180
      East Coast                             585            465            460
      International                           65             30             40
                                          ------         ------         ------
                                           1,755          1,850          1,810
   Midstream                                 100             95            140
   Refined Products                          150            100            125
   Corporate                                  30             25             25
                                          ------         ------         ------
                                           2,035          2,070          2,100
   New Projects
      Oil Sands                               45             55            330
      Ethanol Plants                           -             15            115
      Acquisitions/divestitures                -            135             -
                                          ------         ------         ------
                                          $2,080         $2,275         $2,545
                                          ======         ======         ======


Husky plans to invest $2.1 billion in its upstream assets in 2005 with approximately $1.3 billion in capital spending for Western Canada. The Western Canada program will focus on natural gas exploration in Alberta and B.C., heavy oil production growth in Alberta and Saskatchewan, and exploration activities in the Northwest Territories. An additional $330 million is planned for oil sands projects, including $310 million for the 30,000 to 35,000 barrel per day Tucker thermal project.



================================================================================
707 8th Ave. S.W., Box 6525, Station D, Calgary, Alberta T2P 3G7  (403) 298-6111

On Canada's East Coast, $460 million in capital spending is planned for the White Rose offshore oil project, the majority of which will go towards the completion of the SEA ROSE FPSO, the floating production, storage and offloading vessel which is being constructed in Marystown, Newfoundland and Labrador. Husky Energy owns 72.5 percent of the project and is the operator. First oil from the White Rose field is anticipated by late 2005 or early 2006 with peak production projected at 100,000 barrels of oil per day.

Internationally, Husky plans to spend $40 million in 2005 on its interests in both the South China Sea and East China Sea, and in the Madura Strait offshore Indonesia.

In the Midstream and Refined Products segments, Husky plans to spend approximately $380 million. The Company has begun construction of a 130-million litre per year ethanol facility adjacent to the Lloydminster Upgrader. It will also continue with debottlenecking work at the Upgrader to increase throughput from 77,000 to 82,000 barrels per day by the end of 2005; and will continue with its Clean Fuels Project at the Prince George Refinery, which will increase throughput from 10,000 to 12,000 barrels per day.

For the year 2005 production guidance, Husky estimates production of 325,000 barrels of oil equivalent per day to 350,000 barrels of oil equivalent per day. Light oil and natural gas liquids production is estimated to be 64,000 to 71,000 barrels per day; medium oil production is estimated to be 32,000 to 36,000 barrels per day; heavy oil production is estimated to be 112,000 to 120,000 barrels per day; and natural gas production is estimated to be 700 to 740 million cubic feet per day.

Husky Energy is a Canadian based integrated energy and energy-related company headquartered in Calgary, Alberta. Husky Energy is publicly traded on the Toronto Stock Exchange under the symbol HSE.

CERTAIN INFORMATION IN THIS RELEASE MAY CONTAIN FORWARD-LOOKING STATEMENTS. ACTUAL FUTURE RESULTS MAY DIFFER MATERIALLY. HUSKY'S ANNUAL REPORT TO SHAREHOLDERS AND OTHER DOCUMENTS FILED WITH SECURITIES REGULATORY AUTHORITIES DESCRIBE THE RISKS, UNCERTAINTIES AND OTHER FACTORS, SUCH AS CHANGES IN BUSINESS PLANS, DRILLING RESULTS, THE UNCERTAINTY OF ESTIMATES AND PROJECTIONS OF FUTURE PRODUCTION, THAT COULD INFLUENCE ACTUAL RESULTS. HUSKY ASSUMES NO OBLIGATION TO UPDATE FORWARD-LOOKING STATEMENTS SHOULD CIRCUMSTANCES OR MANAGEMENT'S ESTIMATES OR OPINIONS CHANGE.

                                      -30-


For further information, please contact:

Donald Campbell                               Colin Luciuk
Manager, Investor Relations                   Manager, Investor Relations
& Corporate Communications                    Husky Energy Inc.
Husky Energy Inc.                             (403) 750-4938
(403) 298-6153